SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Amendment No. 2
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
IVAX CORPORATION
(Name of Subject Company (issuer))
IVAX CORPORATION (Issuer)
(Name of Filing Person (identifying status as offeror, issuer or other person))
4.5% Convertible Senior Subordinated Notes due 2008
(Title of Class of Securities)
CUSIP Nos. 465823 AG 7, 465823 AE 2, 465823 AF 9 and U4608RAB1
(CUSIP Number of Class of Securities)
Steven D. Rubin
Senior Vice President, General Counsel and Secretary
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$285,745,350	$33,632.23

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change in control repurchase offer for the 4.5% Convertible Senior Subordinated Notes due 2008 pursuant to the applicable indenture, calculated as the sum of (a) $283,900,000, representing 100% of the principal amount of the notes outstanding, plus (b) $1,845,350, representing accrued and unpaid interest on the notes through January 6, 2006, the day prior to the currently anticipated repurchase date.
**	Previously paid.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of May 4, 2001 (the “Indenture”) between IVAX Corporation (“IVAX”) and U.S. Bank Trust National Association, as trustee (the “Trustee”), this Amendment No. 2 to Schedule TO (the “Amendment No. 2”) is filed by IVAX with respect to the right of each holder of IVAX’ 4.5% Convertible Senior Subordinated Notes due 2008 (the “Notes”) to sell to IVAX, and the obligation of IVAX to repurchase from each holder who exercises this right, the Notes pursuant to the terms and conditions of the Notice of a Change in Control and Offer to Purchase dated November 23, 2005 (as may be amended or supplemented from time to time, the “Offer to Purchase”) previously filed with the Schedule TO as Exhibit (a)(1), the Indenture and the Notes (the “Offer”). A Change in Control (as defined in the Indenture) with respect to IVAX occurred on October 27, 2005 when the shareholders of IVAX approved the merger of IVAX with a wholly owned subsidiary of TEVA Pharmaceutical Industries Ltd. (the “Merger”). This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by IVAX, on November 23, 2005, as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2005. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934. A copy of the Offer to Purchase was previously filed with the Schedule TO as exhibit (a)(1), and the information therein is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 11. ADDITIONAL INFORMATION.
On January 9, 2006, IVAX issued a press release announcing the results of the Offer, which expired at 5:00 p.m., Eastern time, on Friday, December 23, 2005. A copy of the press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.
ITEM 12. EXHIBITS.

(a)(1)	Notice of Change in Control and Offer to Purchase dated November 23, 2005.*
(a)(5)(i)	Press Release dated November 23, 2005.*
(a)(5)(ii)	Notice Published in The New York Times and The Wall Street Journal.*
(a)(5)(iii)	Press Release dated January 9, 2006
(d)(1)	Indenture dated May 4, 2001 by and between IVAX Corporation and U.S. Bank Trust National Association, as trustee (Incorporated by reference to IVAX Corporation’s Registration Statement on Form S-3 dated July 31, 2001.)
(d)(2)	Rights Agreement dated December 29, 1997, between IVAX Corporation and ChaseMellon Shareholder Services, L.L.C. (Incorporated by reference to IVAX Corporation’s Current Report on Form 8-K dated December 19, 1997).
(d)(3)	Amendment No. 1 dated May 12, 2000, to the Rights Agreement dated December 29, 1997, between IVAX Corporation and ChaseMellon Shareholder Services, L.L.C. (Incorporated by reference to IVAX Corporation’s Current Report on Form 8-K dated June 25, 2004).
*Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2006	IVAX CORPORATION
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(iii)	Press Release dated January 9, 2006

4